[WORLD ACCESS LOGO]

                                                     Filed by World Access, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                            Subject Companies: STAR Telecommunications, Inc. and
                                         Communication TeleSystems International
                                               d/b/a WorldxChange Communications
                              Form S-4 Registration Statement File No. 333-37750

                                                                     TelDaFax AG
                              Form S-4 Registration Statement File No. 333-44864


                 WORLD ACCESS REPORTS PRO FORMA RESULTS FOR THE
                     THIRD QUARTER, INCLUDING WORLDXCHANGE
                                 CONSOLIDATION

             Pro Forma Revenue And Earnings Exceed Company Guidance

  Strong Financial Position Includes More than $436 Million in Pro Forma Cash and Investments


         Atlanta, Georgia - November 9, 2000 - WORLD ACCESS, INC. (NASDAQ:
WAXS) announced pro forma third quarter results today based on the consolidation of WorldxChange Communications as of August 1, 2000. The Company is presenting its financials as pro forma results, because the presentation of the accounting treatment for the WorldxChange financial results has not yet been determined. Please refer to the detailed discussion below. On that basis, World Access' third quarter revenue from continuing operations was a record $320.7 million, an increase of $190.5 million or 146% over actual revenue realized in the third quarter of 1999. Pro forma third quarter revenue represented sequential growth of 5% over actual revenues generated in the second quarter of 2000.

         For the three months ended September 30, 2000, the Company realized pro forma earnings before one-time items, interest, foreign exchange gains or losses, taxes, depreciation and amortization ("EBITDA") from continuing operations, adjusted for one-time charges, of ($8.9) million, or ($0.07) per diluted share, compared to actual EBITDA of $8.6 million in the year-ago period. The pro forma EBITDA loss for the quarter was $1.0 million better than Company guidance.

         Pro forma cash earnings, excluding one-time charges related to the integration of WorldxChange and which add back acquisition-related amortization expense, were ($0.17) per share, compared to consensus analyst estimates of ($0.33) per share, and an actual result of $0.03 in the second quarter of 2000. The third quarter result includes approximately $0.04 per share related to a gain on the sale of securities. The pro forma net loss from continuing operations was $103.4 million for the third quarter, which includes $72.9 million in one-time charges, $30.6 million of depreciation and amortization expense and $14.9 million in net interest expense and foreign exchange losses.

         On a pro forma basis, the Company recorded a restructuring charge in the third quarter of 2000 of $38.3 million, related to the integration of WorldxChange. This charge reflects one-time costs associated with the consolidation of facilities, severance, integration of network operations, and elimination of duplicate activities. Pro forma SG&A in the quarter also included a one-time charge of $34.6 million related to costs associated with migration of billing systems and re-branding of all European retail activities using the NETnet brand, and to increase reserves for doubtful accounts. These expenses are in line with recent guidance and expectations.

         John D. Phillips, Chairman and Chief Executive Officer, said, "We have made tremendous progress in integrating WorldxChange in the third quarter, including combining operating locations around the world, integrating our networks, eliminating duplicative assets and rebranding retail product lines to the NETnet brand throughout our European operating division. In addition, we began rolling out a proprietary billing and back office system, which now handles our combined carrier business, as well as our retail operations in five European countries. While the day to day effort to make all this come together has been grinding, we believe the results have significantly advanced our operations and prepared us for the integration of our remaining and future acquisitions.

         "Our third quarter results, reported on a pro forma basis to reflect the consolidation of WorldxChange's financial results as of August 1, have placed us slightly ahead of our own business plan and the Street's expectations. With a very strong balance sheet, we believe we can proceed with our strategy of consolidating the European SME telecom market, while also weathering the current competitive environment in long distance. This is precisely why we have always focused on balance sheet strength and cash conservation."

         World Access' balance sheet remains solid after the third quarter. As of September 30, 2000, pro forma for the consolidation of the financial results of WorldxChange, World Access had more than $436 million in cash and investments.

ACCOUNTING TREATMENT OF WORLDXCHANGE ACQUISITION NOT YET FINALIZED

         World Access is reporting pro forma results today due to the continuing review by the SEC of the Company's Form S-4 related to its acquisitions of WorldxChange and STAR. We believe substantially all material issues raised by the Commission in connection with the filing have been settled, except for the determination of the proper accounting treatment for the purchase of WorldxChange.

         In order to continue its rapid integration of WorldxChange, World Access and WorldxChange executed an Executive Management Services Agreement on August 1, 2000, giving World Access complete control of the management, operations and assets of WorldxChange. In addition, shareholders representing more than 50% of World Access' voting securities and 83% of the voting securities of WorldxChange signed irrevocable voting agreements in which they agreed to vote in favor of the WorldxChange merger.

         Based on the foregoing, World Access believes it should account for the purchase of WorldxChange as of August 1, 2000, and consolidate the results of WorldxChange from that date.

         The Company and its independent auditors, Ernst & Young, LLP, continue to discuss the proper accounting treatment for the third quarter results with the SEC and resolution is expected in the near future. For purposes of this release, while continuing its discussions with the SEC, the Company is presenting results on a pro forma basis as if WorldxChange had been consolidated as of August 1, which is consistent with previously released guidance. However, it is possible that the SEC will require World Access may be required to file its third quarter results without the WorldxChange consolidation, which might result in materially different results than those presented here today.

         Bryan D. Yokley, Chief Financial Officer of World Access, commented, "We are obviously anxious to finalize this issue with the SEC and complete the review process for our outstanding acquisitions. We continue to believe that the consolidation of WorldxChange as of August 1 most accurately reflects the results of our operations to the investment community. We also believe that this issue is strictly one of financial presentation of results, and has no impact on gross revenues, assets and operations of the Company going forward. The companies have been operating as one since August 1 and will continue to do so. In addition, we also believe that our presentation is a conservative view of the Company's results. Due to WorldxChange's operating losses, the consolidation results in lower reported pro forma earnings. Naturally, if we cannot persuade the SEC of our viewpoint, we will file our results in accordance with their instruction."

         Yokley added, "Due to the extensive integration of all aspects of WorldxChange and World Access operations, including network operations, sales, billing, costing, and routing, the Company is not readily able to separate the operations from an accounting standpoint. This was one further rationale for entering into the management agreement and voting agreements. Consequently, we are not currently in a position to report results on a non-consolidated basis."


ABOUT WORLD ACCESS

         World Access is focused on being a leading provider of bundled voice, data and Internet services to small- to medium-sized business customers located throughout Europe. In order to accelerate its progress toward a leadership position in Europe, World Access is acting as a consolidator for the highly fragmented retail telecom services market, with the objective of amassing a substantial and fully integrated business customer base. To date, the Company has acquired several strategic assets, including Facilicom International, which operates a Pan-European long distance network and carries traffic for approximately 200 carrier customers, and NETnet, with retail sales operations in 9 European countries. NETnet's services include long distance, internet access and mobile services. Located strategically throughout the United States and 13 European countries, World Access provides end-to-end international communication services over an advanced asynchronous transfer mode internal network that includes gateway and tandem switches, an extensive fiber network encompassing tens of millions of circuit miles and satellite facilities. For additional information regarding World Access, please refer to the Company's website at www.waxs.com.

         THIS PRESS RELEASE MAY CONTAIN FINANCIAL PROJECTIONS OR OTHER FORWARD-LOOKING STATEMENTS MADE PURSUANT TO THE SAFE HARBOR PROVISIONS OF THE SECURITIES REFORM ACT OF 1995. SUCH STATEMENTS INVOLVE RISKS AND UNCERTAINTIES WHICH MAY CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY. THESE RISKS INCLUDE: THE ULTIMATE RESOLUTION OF ISSUES RELATING TO THE CONSOLIDATED ACCOUNTING TREATMENT IN THE WORLDXCHANGE ACQUISITION CURRENTLY BEING ADDRESSED WITH THE SEC; POTENTIAL INABILITY TO IDENTIFY, COMPLETE AND INTEGRATE ACQUISITIONS; DIFFICULTIES IN EXPANDING INTO NEW BUSINESS ACTIVITIES; DELAYS IN NEW SERVICE OFFERINGS; THE POTENTIAL TERMINATION OF CERTAIN SERVICE AGREEMENTS OR THE INABILITY TO ENTER INTO ADDITIONAL SERVICE AGREEMENTS; AND OTHER RISKS DESCRIBED IN THE COMPANY'S SEC FILINGS, INCLUDING THE COMPANY'S ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 1999, AS AMENDED, THE COMPANY'S QUARTERLY REPORTS ON FORM 10Q FOR THE QUARTERS ENDED MARCH 31, 2000 AND JUNE 30, 2000, AS AMENDED, AND THE COMPANY'S REGISTRATION STATEMENTS ON FORMS S-3 (NO. 333-79097) AND S-4 (NO. 333-37750 AND 333-44864), ALL OF WHICH ARE INCORPORATED BY REFERENCE INTO THIS PRESS RELEASE.


WORLD ACCESS CONTACT:               MICHELE WOLF
(404-231-2025)                      V.P. OF INVESTOR RELATIONS
HTTP://WWW.WAXS.COM


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                      WORLD ACCESS, INC. AND SUBSIDIARIES

                 SUMMARY PRO FORMA CONSOLIDATED FINANCIAL DATA

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                               THREE MONTHS ENDED SEPT. 30        NINE MONTHS ENDED SEPT. 30
                                                               ---------------------------       -----------------------------
                                                                  2000              1999             2000              1999
                                                               ---------          -------        -----------         ---------
                                                                                        (UNAUDITED)
STATEMENT OF OPERATIONS DATA:

Carrier services                                               $ 249,372         $130,210        $   770,372         $ 328,224
Retail services                                                   71,291               --            111,891                --
                                                               ---------         --------        -----------         ---------
     Total Revenue                                               320,663          130,210            882,263           328,224

Cost of services                                                 272,222          115,973            762,552           298,777
Selling, general and administrative                               57,309            5,667            108,647            14,341
Depreciation and network amortization                              9,576            1,219             18,899             3,653
Amortization of intangibles                                       21,058            1,229             48,247             3,392
Restructuring expense                                             38,321               --             38,321                --
One-time SG&A charge                                              34,600               --             34,600                --
Restructuring credit                                                  --               --             (3,995)               --
                                                               ---------         --------        -----------         ---------
     Total Operating Expenses                                    433,086          124,088          1,007,271           320,163
                                                               ---------         --------        -----------         ---------
     Operating Income (Loss)                                    (112,423)           6,122           (125,008)            8,061
Interest and other income                                          4,943              913             14,197             1,785
Interest expense                                                  19,844            2,418             48,416             6,733
Realized gain on securities                                        7,625               --              7,625                --
Loss on equity investment                                           (207)              --               (207)               --
Foreign exchange gain (loss)                                        (586)              --               (375)               --
                                                               ---------         --------        -----------         ---------
     Income (Loss) From Continuing Operations Before            (120,492)           4,617           (152,184)            3,113
        Income Taxes
Income tax expense (benefit)                                     (17,121)           1,990            (19,236)            2,214
                                                               ---------         --------        -----------         ---------
     Income (Loss) From Continuing Operations                   (103,371)           2,627           (132,948)              899
Net income (loss) from discontinued operations                    (9,048)          11,578            (15,197)           19,726
Net gain (loss) on disposals of discontinued operations               --               --             35,773           (12,342)
                                                               ---------         --------        -----------         ---------
     Net Income (Loss)                                          (112,419)          14,205           (112,372)            8,283
Preferred stock dividends                                            744              784              1,907             1,197
                                                               ---------         --------        -----------         ---------
     Net Income (Loss) Available to Common Stockholders        $(113,163)        $ 13,421        $  (114,279)        $   7,086
                                                               ---------         --------        -----------         ---------


THE FINANCIAL INFORMATION CONTAINED IN THIS PRESS RELEASE AND RELATED EXHIBITS IS PRESENTED ON A PRO FORMA BASIS, WHICH REFLECTS CONSOLIDATED ACCOUNTING FOR WORLD ACCESS AND WORLDXCHANGE BEGINNING AUGUST 1, 2000. THE SEC CURRENTLY DISAGREES WITH THIS ACCOUNTING TREATMENT, AND THE COMPANY IS CONTINUING TO ADDRESS THIS ISSUE WITH COMMISSION STAFF. THE COMPANY'S ACTUAL FINANCIAL RESULTS COULD DIFFER MATERIALLY FROM THIS PRO FORMA PRESENTATION DEPENDING UPON THE ULTIMATE RESOLUTION OF THIS ACCOUNTING ISSUE.

                      WORLD ACCESS, INC. AND SUBSIDIARIES

                 SUMMARY PRO FORMA CONSOLIDATED FINANCIAL DATA

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                       THREE MONTHS ENDED SEPT. 30     NINE MONTHS ENDED SEPT. 30
                                                                       ----------------------------   ----------------------------
                                                                           2000         1999              2000          1999
                                                                         --------      -------          --------       --------
                                                                                               (UNAUDITED)
STATEMENT OF OPERATIONS DATA:

Income (Loss) Per Common Share:
     Basic:
        Continuing Operations                                            $  (1.27)     $  0.05          $  (2.05)      $  (0.01)
        Discontinued Operations                                             (0.11)        0.32              0.31           0.20
                                                                         --------      -------          --------       --------
        Net Income (Loss)                                                $  (1.38)     $  0.37          $  (1.74)      $   0.20
                                                                         ========      =======          ========       ========
     Diluted (a):
        Continuing Operations                                            $  (1.27)     $  0.04          $  (2.05)      $  (0.01)
        Discontinued Operations                                             (0.11)        0.27              0.31           0.18
                                                                         --------      -------          --------       --------
        Net Income (Loss)                                                $  (1.38)     $  0.31          $  (1.74)      $   0.18
                                                                         ========      =======          ========       ========

Weighted Average Shares Outstanding: (Pro forma)
     Basic                                                                 82,078       36,509            65,796        36,245
                                                                         ========      =======          ========       ========
     Diluted                                                              120,236       43,491           102,053        40,048
                                                                         ========      =======          ========       ========

Other Financial Data for Continuing Operations:

EBITDA Before Restructuring and One Time Charge (b)                      $ (8,868)     $ 8,570          $ 11,064       $15,106
                                                                         ========      =======          ========       ========

EBITDA Before Restructuring and One Time Charge Per Diluted Share (b)    $  (0.07)     $  0.20          $   0.11       $  0.38
                                                                         ========      =======          ========       ========

Cash Earnings (Loss) Before Restructuring and One Time Charge (c)        $(20,498)     $ 3,072          $(22,904)      $ 3,094
                                                                         ========      =======          ========       ========

Cash Earnings (Loss) Per Fully Diluted Share (a)                         $  (0.17)     $  0.07          $  (0.22)      $  0.08
                                                                         ========      =======          ========       ========

(a) For purposes of reporting loss amounts per diluted share, potential common shares consisting of shares subject to stock options and warrants, convertible notes and convertible preferred stock are excluded as their effect would be anti-dilutive. Therefore, the basic weighted average shares were used in the computation of loss amounts per diluted share.

(b) EBITDA from continuing operations before restructuring credit consists of earnings (loss) before net interest expense/income, income taxes, foreign exchange gains or losses, depreciation and amortization.

(c) Cash earnings (loss) represents earnings (loss) from continuing operations less preferred stock dividends, plus amortization of intangibles and plus restructuring and one time charges.


THE FINANCIAL INFORMATION CONTAINED IN THIS PRESS RELEASE AND RELATED EXHIBITS IS PRESENTED ON A PRO FORMA BASIS, WHICH REFLECTS CONSOLIDATED ACCOUNTING FOR WORLD ACCESS AND WORLDXCHANGE BEGINNING AUGUST 1, 2000. THE SEC CURRENTLY DISAGREES WITH THIS ACCOUNTING TREATMENT, AND THE COMPANY IS CONTINUING TO ADDRESS THIS ISSUE WITH COMMISSION STAFF. THE COMPANY'S ACTUAL FINANCIAL RESULTS COULD DIFFER MATERIALLY FROM THIS PRO FORMA PRESENTATION DEPENDING UPON THE ULTIMATE RESOLUTION OF THIS ACCOUNTING ISSUE.

         World Access and STAR have filed a joint proxy statement/prospectus and other relevant documents concerning the STAR merger and the WorldxChange merger with the United States Securities and Exchange Commission (the "SEC"). Additionally, World Access has filed a proxy statement/prospectus and other relevant documents concerning the TelDaFax transactions with the SEC. WE URGE INVESTORS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS, THE PROXY STATEMENT/PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents free of charge at the SEC's website, www.sec.gov. In addition, documents filed with the SEC by World Access will be available free of charge by writing to: Investor Relations, World Access, Inc., 945 E. Paces Ferry Road, Suite 2200, Atlanta, Georgia 30326, or by telephone request to (404) 231-2025. Documents filed by STAR can be obtained by writing to: Investor Relations, STAR Telecommunications, Inc., 223 East De LaGuerra Street, Santa Barbara, California 93101, or by telephone request (805) 899-1962.

         The participants (as defined in Instruction 3 to Item 4 of Schedule
14A) in the solicitation of proxies from the World Access stockholders for the approval of the merger include World Access and Walter J. Burmeister, Kirby J. Campbell, Bryan Cipoletti, Stephen J. Clearman, John P. Imlay, Jr., Massimo Prelz Oltramonti, John D. Phillips, John P. Rigas, Carl E. Sanders, Dru A. Sedwick and Lawrence C. Tucker, each a director of World Access. PLEASE SEE WORLD ACCESS' ANNUAL REPORT ON FORM 10-K OR THE YEAR ENDED DECEMBER 31, 1999, FILED ON MARCH 30, 2000, FOR A DESCRIPTION OF THE WORLD ACCESS SECURITY HOLDINGS OF EACH OF THE WORLD ACCESS DIRECTORS.